Exhibit 1

MIND CTI to Acquire a Second German Based Messaging Company

Yoqneam, Israel, September 26, 2019 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced that it has signed a definitive agreement to acquire GTX GmbH, (https://www.gtx-messaging.com), a provider of enterprise messaging communication, based in Cologne, Germany.

GTX was founded in 2006 in Cologne, Germany as a mobile messaging specialist by seed investor Venista Ventures. GTX offers global SMS services for B-2-B customers, providing business partners a robust and easy-to-use system to send SMS to end-users at the best possible quality and attractive pricing. GTX does not see itself as a SMS-only messaging provider, rather as a one-stop-platform for clients aiming to extend their messaging activities on different channels, e.g. WhatsApp, Chatbot on Messenger and Rich Communication Services (RCS). GTX offers a unique combination of global reach, reliable technology and reasonable prices.

Oliver Zabel, Managing Director of GTX, commented: “We are very excited to be part of the MIND group. Our customers will benefit from the synergies the transaction brings. Together with MIND’s extensive product portfolio, we are able to bring our services to the next level.”

Monica Iancu, Chief Executive Officer of MIND CTI, commented: “As previously announced, we believe that messaging needs are expanding worldwide, be it in traditional text (SMS) or in instant messaging and we continue targeting potential acquisitions that could benefit the company’s growth. At the same time, we continue to invest in our core business, bringing permanent value to existing customers and maintaining up-to-date technology. Following our first acquisition in messaging in March 2019 in Germany, we decided to focus in the next few quarters on the integration of Message Mobile as well as on exploring growth through consolidation with additional targets. Given our cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs, to be relevant for future market trends in our core billing and analytics platforms and continue with our dividend policy.”

GTX will for now continue to operate with its existing team supporting its customer base. The mid-term goal is to strengthen operations by unifying Message Mobile and GTX under the umbrella of MIND CTI Germany, to be led by Mr. Gilad Parness, VP Enterprise Solutions and Managing Director (Geschäftsführer).

MIND acquires GTX for EUR 250 thousand in cash. The transaction is expected to be marginally accretive to our earnings per share, excluding acquisition-related expenses, in fiscal 2020 and thereafter. MIND’s financial results will include the acquired company’s results starting the fourth quarter of 2019.

The acquisition is anticipated to be completed shortly, subject to customary closing requirements.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risk that the acquisition will not succeed in achieving its intended goals due to competitive, personnel, technological or other integration issues and the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com